Exhibit 7.05

Cox Enterprises, Inc. Proposes to Acquire Public Minority Stake in Cox Communications, Inc.

• Proposal Price of $32 in Cash per Share for 38% Public Stake
• Cox Communications, Inc. Would Become Wholly Owned by Cox Enterprises, Inc.

Atlanta, Georgia, August 2, 2004. Cox Enterprises, Inc. (CEI) announced today that it is proposing to acquire the outstanding publicly held minority interest in Cox Communications, Inc. (CCI) [NYSE:COX] for $32 per share in cash, representing a 16% premium over Friday’s closing price and a 14% premium over the ten-day average closing price. The aggregate consideration payable under the proposal for the 38% public stake would be approximately $7.9 billion, including fees and expenses. CEI currently owns approximately a 62% equity interest in CCI and has a 73% voting interest. Following the transaction, CCI would become a wholly owned subsidiary of CEI.

“Our proposal represents an excellent opportunity for CCI shareholders, giving them the ability to receive a meaningful premium to recent trading values,” said James C. Kennedy, Chairman and Chief Executive Officer of CEI.

“For CEI, this is a chance to make a substantial additional investment in an asset we know well. An increasingly competitive environment convinces us that future investments in the cable industry are best made through a private company structure,” he said.

Following the announcement, CEI expects the Board of Directors of CCI to form a special committee of independent directors to consider the proposal with the assistance of outside financial and legal advisors and to negotiate the proposal with CEI. Directors of CCI affiliated with CEI will not participate in the evaluation of the proposal, which requires the approval of the special committee.

Following successful conclusion of negotiations with the special committee, CEI expects to file appropriate materials with the Securities and Exchange Commission and mail such materials to CCI shareholders. CEI currently contemplates the transaction would be implemented through a cash tender offer for the publicly held CCI shares followed by a cash merger at the same per share price paid in the tender offer.

CEI has advised CCI that CEI’s sole interest is in acquiring the remaining shares of CCI held by the minority shareholders and that it has no interest in a disposition of its controlling equity and voting stake in CCI.

Citigroup Global Markets and Lehman Brothers, Inc. are serving as CEI’s financial advisors in the transaction and have committed to provide $7.9 billion to fund the tender offer and merger, as well as related fees and expenses, under a $10 billion total funding commitment. The remaining $2.1 billion will be used to refinance existing indebtedness at CEI and for working capital and other corporate purposes.

CCI shareholders and other interested parties are urged to read CEI’s relevant documents filed with the SEC when they become available because they will contain important information. CCI shareholders will be able to obtain such documents free of charge at the SEC’s web site: www.sec.gov or from CEI at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.

About Cox Enterprises (www.coxenterprises.com)

Cox Enterprises is one of the nation’s leading media companies and providers of automotive services, with 2003 revenues of $10.7 billion and 77,000 employees. Major operating subsidiaries include Cox Communications, Inc. ([NYSE: COX] cable television distribution, telephone, high-speed Internet access and other advanced broadband services); Cox Newspapers, Inc. (newspapers, local and national direct mail advertising and customized newsletters); Cox Television (television and television sales rep firms); Cox Radio, Inc. ([NYSE: CXR] broadcast radio stations and interactive Web sites); and Manheim Auctions, Inc. (vehicle auctions, repair and certification services and web-based technology products). Cox Enterprises also owns an equity stake in AutoTrader.com, the world’s largest and most visited online source of vehicle listings for dealers and consumers.

CAUTIONARY STATEMENT: Statements in this document represent the intentions, plans, expectations and beliefs of CEI and involve risks and uncertainties that could cause actual events to differ materially from the events described in this document, including risks or uncertainties related to the success of our negotiations with the special committee, whether the conditions to the tender offer will be satisfied, and if not, whether the tender offer and merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the broadband communications industry or the business or prospects of CCI. CEI wishes to caution the reader that these factors, as well as other factors described or to be described in CEI’s SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from CEI’s current expectations described herein.

Media Inquiries: Bob Jimenez, Cox Enterprises, Inc., (678) 645-0070, bob.jimenez@coxinc.com.

Investor Inquiries: Richard Jacobson, Cox Enterprises, Inc., (678) 645-0111, richard.jacobson@coxinc.com.